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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                September 6, 2006

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                       Commission File Number: 333-130901

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                             MACRO BANSUD BANK INC.
             (Exact name of registrant as specified in its Charter)

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                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes [ ]          No [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                            Yes [ ]          No [X]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]          No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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            RESOLUTIONS ADOPTED AT THE GENERAL SHAREHOLDERS' MEETING
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                           HELD ON SEPTEMBER 1, 2006.
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1st Item of the Agenda: The shareholders present at the meeting unanimously resolved to designate Mr. Fernando Ledesma Padilla to sign the minutes of the meeting in the name and on behalf of The Bank of New York, and Miss. Ana Cristina Rodriguez, to sign in the name and on behalf of Mr. Jorge Horacio Brito.

2nd Item of the Agenda: For a majority vote of 523,602,379 votes for and 76,979,320 votes against the creation of a global program for the issuance of simple short, medium or long-term corporate bonds, either subordinated or not, secured or unsecured, pursuant to the provisions of Law 23576, as amended by Law 23962, and other applicable regulations, for up to a maximum outstanding amount anytime during the term of the program of US $400,000,000 (four hundred million United States dollars), or its equivalent in other currencies, under which the company may issue different classes and/or series of corporate bonds expressed in US dollars or other currencies and reissue any classes or series that may be redeemed, the shareholders' meeting approved the creation of the above described global program for the issuance of simple corporate bonds. Under this Program the Company shall be able to issue different classes and/or series of corporate bonds and the term of the Program shall be 5 years from the authorization of the Comision Nacional de Valores or the maximum term that any applicable future regulations may establish, in which case the Board of Directors may decide to extend the term of duration of the Program. No corporate bonds convertible into shares shall be issued under the Program.

3rd Item of the Agenda: For a majority vote of 523,602,379 votes for and 76,979,320 votes against this motion, the shareholders' meeting resolved that the funds raised as a result of the placement of the corporate bonds to be issued under the Program shall be applied to one or more of the purposes provided for in section 36 of Law 23576 and in Communication "A" No. 3046 of the Central Bank of the Republic of Argentina or those provided for in the applicable regulations and as specified in the relevant pricing supplement. The Board of Directors, or if applicable the officers to which the Board may delegate this decision, shall determine for which particular purpose shall the net proceeds of the placement of each class and/or series be applied.

4th Item of the Agenda: For a majority vote of 523,602,379 votes for and 76,979,320 votes against this motion, the shareholders' meeting approved the request of authorization (i) for the creation of the Program filed with the Comision Nacional de Valores ("CNV") and/or any applicable similar entities abroad; and (ii) of the Program for the possible listing and/or negotiation of the corporate bonds issued under the Program, in the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), the Mercado Abierto Electronico S.A. ("MAE") or any other stock exchange or self-regulated market of the Republic of Argentina and/or abroad as the Board of Directors or the persons authorized thereby may from time to time determine.

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5th Item of the Agenda: For a majority vote of 523,602,379 votes for and
76,979,320 votes against this motion, the shareholders' meeting resolved that:
(i) the Board of Directors so that it may (i) determine and establish all terms and conditions of the Program, of each of the series that the company may issue from time to time and of the corporate bonds to be issued under the Program and not expressly provided for by this Shareholders' Meeting, including, without limitation, the amount (within the maximum amount authorized by this Shareholders' Meeting), time of issuance, term, price, placement method and payment terms, the interest rate thereof, the possibility that such corporate bonds be represented by certificates or be simply registered as book-entry bonds (escriturales), or in the form of a Global Certificate, that they be issued on a registered or bearer form, that they be issued in one or several classes and/or series, that they be listed or negotiated in stock exchanges and/or over-the-counter markets within the Republic of Argentina and/or abroad, and any other condition that the Board may, in its discretion, deem necessary to determine; (ii) carry out all the necessary acts before the CNV and/or any similar applicable foreign entities in order to obtain the authorization for the creation of the Program; (iii) carry out all the necessary acts before the BCRA (Central Bank of the Republic of Argentina), the MAE and/or any other stock exchange or self-regulated market of the Republic of Argentina and/or abroad in order to obtain the authorization of the Program for the possible listing and/or negotiation of the corporate bonds issued under such Program; (iv) carry out, if applicable, the negotiation with Caja de Valores S.A. or the entity provided for in the relevant Pricing Supplement, of the terms and conditions (including the determination of the fees for its services) for it to act as payment and/or register agent and, eventually, as depositary of the global certificate; and (v) hire one or more independent bond rating companies that shall be different as to the rating of the Program and/or, if applicable, of the corporate bonds to be issued under the different classes and/or series of bonds to be issued under the Program.

6th Item of the Agenda: For a majority vote of 523,602,379 votes for and 76,979,320 votes against this motion, the shareholders' meeting resolved to authorize the Board of Directors to delegate to one or more of its members, or to the person such members may deem appropriate, the powers listed in the preceding paragraph.

7th Item of the Agenda: For a majority vote of 422,735,958 votes for, 97,178,061 abstentions and 80,667,680 votes against this motion, the shareholders' meeting resolved to ratify the transaction through which Mr. Fernando Andres Sansuste acquired all the Participating Certificates held by the Bank in Puerto Madero Siete Trust.

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                                    SIGNATURE
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        Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 6, 2006

                                                      MACRO BANSUD BANK INC.


                                                      By:    /s/ Luis Cerolini
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                                                      Name:  Luis Cerolini
                                                      Title: Attorney-in-fact